July 14, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Mara L. Ransom

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated July 7, 2011 Form 10-K for the fiscal year ended December 31, 2010, filed February 18, 2011
File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Ms. Ransom:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated July 7, 2011 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) (File No. 001-32665).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the Form 10-K.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the Form 10-K.

Item 1.  Business, page 3

1.    We note your response to comment one in our letter dated June 2, 2011, however we disagree with your conclusion that an organizational chart would not improve investor understanding of your organizational structure. With a view towards clearly describing to investors the relationship between you, your general partner and your subsidiaries, please include the diagram provided in response to this comment in your next annual report and confirm to us that you will do so. See SEC Release No. 33-6900, Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests, Part II.B.2.c.

Response:  The Registrant will include in its next annual report an organizational diagram showing the material components of the organizational structure in place at the time of filing.

Competition, page 6

2.    We note your response to comment three in our letter dated June 2, 2011. Please confirm to us that you will include the disclosure in the third paragraph of your response, regarding the ways in which you seek to improve the non-price related aspects of your competitive profile in future filings, as applicable.

9 Greenway Plaza, Suite 2800 Houston, Texas 77046 713.479.8000

Ms. Mara L. Ransom
United States Securities and Exchange Commission
July 14, 2011

Response:  The Registrant confirms that it will include in its future filings ways in which it seeks to improve its competitive profile, including non-price aspects, as applicable.

*  *  *

If you have any questions or further comments, please feel free to contact me at 713-479-8082.

      Very truly yours,

By: /s/ Jamie L. Buskill
Jamie L. Buskill
Senior Vice President, Chief Financial Officer and Treasurer